Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Amendment No. 1 to the Registration Statement on Form F-1 of Antalpha Platform Holding Company (the “Company”) of our report dated March 5, 2025, except for Note 16, 17 and 24, as to which the date is April 18, 2025, relating to the audit of the consolidated balance sheets of the Company as of December 31, 2024 and 2023 and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows in each of the years for the two-year period ended December 31, 2024, and the related notes included herein.

We also consent to the reference to our Firm under the heading “Experts” in such Registration Statement.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
April 29, 2025	Certified Public Accountants
PCAOB ID: 1171